Exhibit 99.2

RECENT DEVELOPMENTS

The following discussion should be read in conjunction with the audited consolidated financial statements and “Item 5—Operating and Financial Review and Prospects” in our 2005 Form 20-F, as well as our unaudited condensed consolidated interim financial statements as of and for the ten month period ended October 31, 2005 and 2006. Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 20 to the audited consolidated financial statements.

General

We are the largest provider of wireless communications services in Latin America, based on the number of subscribers. As of October 31, 2006, we had 115.9 million subscribers in fourteen countries, compared to 85.7 million as of October 31, 2005. On an equity basis (representing our economic interest in our subsidiaries’ subscribers), we had 115.5 million subscribers as of October 31, 2006. Because our focus is on Latin America, a substantial majority of our wireless subscribers consists of prepaid customers. We also had an aggregate of approximately 2.1 million fixed lines in Guatemala, Nicaragua and El Salvador as of October 31, 2006, making us the largest fixed-line operator in Central America, based on the number of subscribers.

Our principal operations are:

•	Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide cellular telecommunications service in all nine regions in Mexico. As of October 31, 2006, Telcel had 41.2 million subscribers, and Telcel is the largest provider of wireless services in Mexico, based on the number of subscribers.

•	Argentina. In 2003, we acquired CTI Holdings S.A., or CTI, which provides nationwide wireless services, though its subsidiaries, in Argentina. CTI operates under the “CTI Móvil” brand. With approximately 9.4 million subscribers as of October 31, 2006, CTI is the second largest wireless operator in Argentina, based on the number of subscribers.

•	Brazil. With approximately 22.5 million subscribers as of October 31, 2006, we are one of the three largest providers of wireless services in Brazil, based on the number of subscribers. We operate in Brazil through our subsidiaries, BCP S.A. and Americel S.A., under a unified brand name, “Claro.” Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro).

•	Central America. We provide fixed-line and wireless services in Guatemala, El Salvador and Nicaragua through our subsidiaries, Telecomunicaciones de Guatemala S.A., or Telgua, Compañía de Telecomunicaciones de El Salvador, S.A. de C.V., or CTE, and Empresa Nicaragüense de Telecomunicaciones S.A., or ENITEL. We also provide wireless services in Honduras through our subsidiary, Servicios de Comunicaciones de Honduras, S.A. de C.V., or Sercom Honduras. In September 2006, our Central American subsidiaries began offering wireless services under the “Claro” brand. As of October 31, 2006, our subsidiaries had 5.4 million wireless subscribers in Central America.

•	Chile. In August 2005, we began providing wireless services in Chile through Claro Chile, S.A., or Claro Chile (formerly known as Smartcom, S.A.). With approximately 2.2 million wireless subscribers as of October 31, 2006, Claro Chile is the third largest wireless operator in Chile, based on the number of subscribers. Claro Chile operates under the “Claro” brand.

•	Colombia. We provide wireless services in Colombia through Comcel, S.A. under the “Comcel” brand. With approximately 19.0 million subscribers as of October 31, 2006, we are the largest wireless operator in the country, based on the number of subscribers.

•	Dominican Republic. On December 1, 2006, we consummated our acquisition of Verizon Dominicana. Verizon Dominicana is the largest telecommunications service provider in the Dominican Republic with over 2.1 million wireless subscribers and 750,000 wireline and broadband subscribers as of September 30, 2006. See “—Corporate Restructuring and Acquisition Activity” below for further details on this acquisition.

•	Ecuador. With approximately 5.4 million subscribers as of October 31, 2006, Consorcio Ecuatoriano de Telecomunicaciones S.A., or Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador, based on the number of subscribers. Conecel operates under the “Porta” brand.

•	Paraguay. In July 2005, we began providing wireless services in Paraguay. As of October 31, 2006, AMX Paraguay, S.A., our Paraguayan subsidiary, had approximately 364,000 subscribers and was the fourth largest operator in the country, based on number of subscribers. We offer services in Paraguay under the “CTI Móvil” brand.

•	Uruguay. In December 2004, we began providing wireless services in Uruguay. As of October 31, 2006, our Uruguayan subsidiary, AM Wireless Uruguay, S.A. had approximately 355,000 subscribers and was the third largest operator in the country, based on number of subscribers. We offer services in Uruguay under the “CTI Móvil” brand.

•	Peru. Since August 2005, we have offered wireless services in Peru, most recently under the “Claro” brand. América Móvil Perú S.A.C., our Peruvian subsidiary, had approximately 2.9 million wireless subscribers and was the second largest operator in Peru, based on number of subscribers as of October 31, 2006.

•	United States. Our U.S. subsidiary, TracFone Wireless Inc., is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It had approximately 7.2 million subscribers as of October 31, 2006.

Results of Operations for Ten-Month Periods Ended October 31, 2005 and 2006

Our results of operations for the ten-month period ended October 31, 2006 have not been audited and, consequently, are subject to change or adjustment. These results have been prepared in accordance with Mexican GAAP and are presented in constant Mexican pesos with purchasing power as of October 31, 2006.

As a result of Mexican inflation during the first ten months of 2006, the purchasing power of one Mexican peso as of December 31, 2005 was equivalent to the purchasing power of Ps.1.03 as of October 31, 2006. Accordingly, in order to facilitate comparison between the financial data appearing herein, all financial data presented herein (but not the financial data in our 2005 Form 20-F) is presented in constant Mexican pesos as of October 31, 2006.

The following table sets forth summary unaudited condensed consolidated financial data of América Móvil for the ten-month periods ended October 31, 2005 and 2006.

	For ten months ended October 31,
	2005	2006
	(millions of constant Mexican pesos as of October 31, 2006)
	(unaudited)
Operating revenues	Ps. 151,006	Ps. 186,889
Operating costs and expenses(1)	122,731	140,279
Operating income	28,275	46,610
Comprehensive financing cost (income)	(802)	6
Net income	25,861	35,295

(1)	Includes depreciation and amortization.

Operating Revenues

We recorded operating revenues of Ps.186,889 million for the ten months ended October 31, 2006, a 23.8% increase over 2005. This increase in revenues principally reflects subscriber growth and an increase in traffic. Our consolidated revenues for the first ten months of 2006 include approximately Ps.3,823 million attributable to our operations in Peru and Paraguay, which we began consolidating in September 2005.

We had approximately 115.9 million wireless subscribers as of October 31, 2006, as compared to 79.9 million as of October 31, 2005, a 45.1% increase. We experienced subscriber growth in all of our markets during the first ten months of 2006. The table below lists our total wireless subscribers in each of markets as of October 31, 2005 and October 31, 2006.

	As of October 31,
	2005	2006
	(thousands)
Mexico	33,988	41,199
Argentina	5,894	9,400
Brazil	17,684	22,481
Central America	3,582	5,395
Chile	1,792	2,163
Colombia	11,901	18,965
Ecuador	3,695	5,355
Paraguay	147	364
Uruguay	121	355
Peru	1,679	2,942
United States	5,169	7,244

Total	85,652	115,862

We had 2.14 million fixed lines as of October 31, 2006 and 1.98 million fixed lines as of October 31, 2005.

During the first ten months of 2006, we recorded Ps.157,188 million in service revenues and Ps.29,701 million in equipment revenues, as compared to Ps.124,498 million and Ps.26,508 million, respectively, during the first ten months of 2005. Our service revenues and equipment revenues represented 84.1% and 15.9%, respectively, of our total operating revenues for the first ten months of 2006, as compared to 82.4% and 17.6%, respectively, for the comparable period in 2005.

During the first ten months of 2006, our service revenues (which grew by 26.2% as compared to the first ten months of 2005) increased at a faster rate than our equipment revenues (which grew by 12.0% as compared to the first ten months of 2005). We continue to experience a rapid increase in revenues from services such as data services, including SMS messaging, and other value-added services.

The following table sets forth the percentages of our operating revenues for the first ten months of 2006 and 2005 represented by our different regional markets:

Country or Region	% of revenues during first ten months of 2006	% of revenues during first ten months of 2005
Mexico	47%	49%
Brazil	17%	17%
Mercosur (Argentina, Chile, Paraguay and Uruguay)	9%	7%
Andean Countries (Colombia , Ecuador and Peru)	14%	13%
Central America (El Salvador, Guatemala, Honduras and Nicaragua)	7%	9%
United States	6%	6%

Total	100%	100%

Operating Costs and Expenses

Our operating costs and expenses for the first ten months of 2006 increased by 14.2% to Ps.140,279 million, as compared to Ps.122,731 million for the first ten months of 2005. As a percentage of our total revenues, operating costs and expenses decreased to 75.1% during the first ten months of 2006 as compared to 81.2% during the first ten months of 2005. The decrease in our operating costs and expenses as a percentage of revenues reflects lower subscriber acquisition costs relative to revenues (as new subscribers represent a lower percentage of our existing subscriber base) and lower interconnection rates in Mexico and Brazil.

Our depreciation and amortization expenses increased by 20.8% in the first ten months of 2006 compared to the first ten months of 2005, from Ps.17,869 million to Ps.21,599 million. The increase principally reflects the significant increase in capital expenditures in 2005 compared to 2004, from Ps. 23.1 in 2004 to Ps. 39.9 billion in 2005.

The increase in operating costs and expenses in the first ten months of 2006 includes a Ps.6,517 million, or 21.8%, increase in cost of service reflecting principally higher air-time usage, interconnection fees and infrastructure costs, and an increase of Ps.5,282 million, or 12.3%, in cost of equipment reflecting principally higher equipment sales. As a percentage of our equipment revenues, cost of equipment was 164% in the first ten months of 2005 and 162% in the first ten months of 2006.

Operating Income

Our operating income for the first ten months of 2006 totaled Ps.46,610 million, a 64.8% increase compared to Ps.28,275 million for the first ten months of 2005. As a percentage of our revenues, operating income for the first ten months of 2006 increased to 24.9% compared to 18.7% for the first ten months of 2005. For the first ten months of 2006, we reported positive operating income in all of our geographic markets other than Brazil and Chile.

Comprehensive Financing Income (Loss)

We had a comprehensive financing loss of Ps.6 million for the first ten months of 2006, as compared to comprehensive financing income of Ps.802 million for the first ten months of 2005. This change reflected principally a foreign exchange gain of Ps.2,336 million during the first ten months of 2006, as compared to a foreign exchange gain of Ps.3,995 million during the first ten months of 2005. This decrease in foreign exchange gain was due mainly to the fact that the Mexican peso appreciated less against the dollar in the first ten months of 2006 than in the first ten months of 2005, as well as the fact that we had a reduced amount of U.S. dollar-denominated liabilities in Brazil in the first ten months of 2006, as compared to the first ten months of 2005, which caused the appreciation of the Brazilian real against the U.S. dollar to produce less foreign exchange gain in the first ten months of 2006. This change in foreign exchange gain more than offset by a decrease in our other financial expenses, which include gains and losses from variations in the fair value of our derivative contracts. Our other financial expenses decreased from Ps.2,154 million for the first ten months of 2005 to Ps.1,479 million for the first ten months of 2006, principally as a result of changes in the fair value of our derivative contracts.

Income Tax and Employee Profit-Sharing

During the first ten months of 2006, we recorded provisions for income tax and employee profit sharing of Ps.12,269 million, as compared to Ps.2,942 million in the first ten months of 2005. The increase reflects our increased income in 2006 and a decrease in our effective tax rate in 2005, principally due to significant tax losses recognized in Mexico as a result of our internal corporate reorganization undertaken during the fourth quarter of 2005.

Net Income

For the ten months ended October 31, 2006, we had net income of Ps. 35,295 million. Net income increased by 36.5% from the Ps.25,861 million reported for the ten months ended October 31, 2005. This increase in net income reflected principally the increase in our operating income, which was partially offset by an increase in our tax and employee profit-sharing expenses.

Outstanding Indebtedness

As of October 31, 2006, we had total indebtedness of Ps.78,684 million, of which Ps.8,118 million, or 10.3%, was classified as short-term debt (including the current portion of long-term debt). As of October 31, 2005, we had total indebtedness of Ps.63,503 million, and as of December 31, 2005, we had total indebtedness of Ps.70,634. Approximately Ps.56,257 million or 71.5% of our total indebtedness as of October 31, 2006 was denominated in U.S. dollars, and approximately Ps.34,767 million, or 44.2%, bore interest at variable rates.

The maturities of our long-term debt as of October 31, 2006 were as follows:

Years	Amount
(millions of constant Mexican pesos as of October 31, 2006)
2007	Ps. 67
2008	7,123
2009	7,071
2010	2,244
2011	21,478
2012 and thereafter	32,584

Total	Ps.70,566

We regularly assess our interest rate and foreign exchange exposures in order to determine whether to hedge our exposures. We may use derivative instruments to hedge our exposures.

Share Repurchase Program

We have continued to repurchase shares of our capital stock under our share repurchase program. During the first ten months of 2006, we repurchased approximately 333 million Series L shares and 0.5 million Class A shares for aggregate consideration of Ps.6,296 million.

Selected Balance Sheet and Other Data

As of October 31, 2006, cash and cash equivalents amounted to Ps.38,606 million, as compared to Ps.11,622 million as of December 31, 2005 and Ps.11,178 million as of October 31, 2005. During the first ten months of 2006, we used approximately Ps.10,098 million to pay dividends and repurchase our shares.

Capital Expenditures

We have invested approximately Ps.22,567 million in capital expenditures during the first ten months of 2006. Our budgeted capital expenditures for 2007 are U.S.$3 billion. We plan to use these resources primarily to expand the capacity and coverage of our networks.

Corporate Restructuring and Acquisition Activity

Purchase of Minority Interest in Telecom Americas

In October 2006, the former minority shareholder of our subsidiary, Telecom Americas, exercised its right to sell us its remaining shares in the company for U.S.$172.5 million. We now own 100% of the share capital of Telecom Americas, which, in turn, indirectly owns 99.9% of the share capital of BCP, our principal operating subsidiary in Brazil.

Merger with Amtel

On November 7, 2006, we announced our plan to merge with our controlling shareholder, América Telecom, S.A. de C.V., or Amtel, by offering 4.07128 América Móvil shares for each Amtel share. As of October 31, 2006, Amtel held 14,630,000,000 of our shares, representing 40.74% of our outstanding capital stock (consisting of 7,587,453,264 Class AA shares and 7,042,546,736 Series L shares). As of October 31, 2006, Amtel’s only significant asset, other than cash and cash equivalents, was our capital stock. If the merger is consummated, we will assume Amtel’s net indebtedness. As of October 31, 2006, Amtel had cash and cash equivalents of approximately Ps.815.6 million and total indebtedness of approximately Ps.13,894.9 million. As of such date, Amtel also had obligations under derivative contracts (principally U.S. dollar-Mexican peso forwards) having a negative fair value of approximately Ps.438.7 million and accrued tax liabilities of Ps.118.3 million.

If consummated, the merger will result in the elimination of the management fee that we currently pay to Amtel. The merger also will increase by approximately Ps.12,500 million the amount we may use under applicable Mexican tax rules (cuenta de utilidad fiscal neta, or CUFIN) to repurchase shares or pay dividends without incurring additional taxes.

If the merger is consummated, Amtel’s shareholders will receive shares of each series of our capital stock proportionally, based on the shares transferred pursuant to the merger or, to the extent practicable, in other proportions among Amtel’s shareholders, upon their request and subject to availability based on the limits and ownership restrictions applicable to each series of our stock pursuant to our bylaws. The merger also will result in a reduction in our share capital of approximately 603,000,000 Series L shares, in respect of the net indebtedness that we will assume as part of the merger.

We expect to consummate the merger during the first quarter of 2007, subject to the approval of our shareholders and Amtel shareholders, as well as Mexican regulatory approval and other customary conditions.

Acquisitions

In April 2006, we agreed to acquire the interests of Verizon Communications Inc. in Verizon Dominicana, C. por A., or Verizon Dominicana, and Telecomunicaciones de Puerto Rico, Inc., or Telpri, and a 50-50 joint venture between us and our affiliate Teléfonos de México agreed to acquire the interest of Verizon Communications in Compañía Anónima Nacional de Teléfonos de Venezuela, or CANTV.

On December 1, 2006, we consummated the acquisition of a 100% interest in Verizon Dominicana, for a purchase price of $2.4 billion (after net debt adjustments). Verizon Dominicana is the largest telecommunications service provider in the Dominican Republic, with over 750,000 wireline and broadband subscribers and 2.1 million wireless subscribers as of September 30, 2006.

The closing of the Telpri and CANTV transactions has been delayed because of additional time required to obtain regulatory approvals. Although we cannot give you any assurances, we expect to close the Telpri acquisition by the end of the first quarter of 2007, following receipt of regulatory approvals.

The purchase agreement for CANTV has been extended through December 29, 2006. The prospects for obtaining Venezuelan regulatory approvals on which the closing of the CANTV transaction is conditioned are uncertain, and we cannot predict whether they will be obtained before the purchase agreement expires or whether the parties will agree to extend the purchase agreement.

We continue to look for other investment opportunities in telecommunication companies in Latin America and the Caribbean, including in markets where we are already present, and we often have several possible acquisitions under consideration. For example, we may pursue further market consolidation opportunities in Brazil depending on their terms and conditions, including by participating in any eventual sale by Telecom Italia of its cellular assets in Brazil. Any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition, but we cannot give you any assurances that we will complete any of them.

Mexico’s “Calling Party Pays” System

Since 1999, Mexico has used a “calling party pays” system for cellular calls within a local area, under which subscribers pay only for outgoing calls. In April 2006, the Mexican Federal Telecommunications Commission, or Cofetel, extended the “calling party pays” system to national and international long-distance calls. Under the new regulations, long-distance calls received by cellular subscribers are paid for by the calling parties, and cellular operators do not charge airtime fees to customers receiving calls, except for roaming and certain long-distance fees applicable when subscribers receive calls outside their local areas. Pursuant to the regulations, long-distance operators and cellular operators had to negotiate interconnection agreements to establish the terms and conditions for the implementation of the new system, including applicable interconnection fees, prior to October 2006. Effective November 4, 2006, Telmex and certain long-distance operators, on the one hand, and all cellular operators in Mexico, on the other hand, reached an agreement establishing the conditions under which the system will operate. We believe these regulations will increase revenues from incoming international calls, as we believe that the regulations will permit a significant number of pre-paid subscribers, who would have otherwise not been able to afford the fees applicable to long-distance calls, to receive such calls.

In September 2006, Cofetel ruled on the challenges presented by certain fixed-line operators to the framework for interconnection fees applicable under the local “calling party pays” system that had been agreed in December 2004 by Telcel with certain other telecommunications service providers. Cofetel established a framework of interconnection fees applicable to the operators that challenged the previous framework. Under the resolution, interconnection fees are: Ps.1.23 per minute for the period between September 2006 and December 2007; Ps.1.12 per minute for 2008; Ps.1.00 per minute for 2009; and Ps.0.90 per minute for 2010. In addition, Cofetel ruled that starting in 2007, interconnection fees would be charged based on the actual number of seconds of use, rather than by rounding to the next minute, as had been the practice. In order to mitigate the effects of this change, Cofetel ruled that wireless operators were entitled to a surcharge of 25% in 2007, 18% in 2008 and 10% in 2009 over the interconnection fees billed to fixed-line operators.

We are currently applying the new tariff framework established by Cofetel; however, Telcel does not agree with Cofetel’s resolution and has initiated judicial proceedings (juicio de amparo) to challenge the resolution. We have obtained an injunction (suspensión definitiva) suspending the effects of some aspects of the resolution, but the injunction (as requested by us) does not suspend the application of the new tariff scheme, a suspension in respect of which would have exposed us to the risk of potentially having to return collected interconnection fees to other operators. We cannot predict the outcome of these proceedings.

Although the new tariff framework imposed by Cofetel will reduce Telcel’s revenues from interconnection fees paid by fixed-line operators as compared to the prior framework, we do not currently anticipate that the new tariff framework will have a material adverse effect on our consolidated revenues. However, we cannot give you assurances regarding the ultimate impact of the changes to the Mexican “calling party pays” system on our results of operations given the current uncertainty regarding the terms of the system that will be ultimately applicable to us.